Exhibit 10.80

PAC-WEST TELECOMM, INC.

October 6, 2005

1776 West March Lane,
Suite 250
Stockton, CA 95207

Ravi Brar

U.S. TelePacific Corp.
515 South Flower Street
47th Floor
Los Angeles, CA 90071
Attention: President and Chief Executive Officer

Re: Accounts Receivable Reconciliation and TSA Open Items

Dear Sir:

Reference is hereby made to that certain (i) Asset Purchase Agreement, made as of December 17, 2004 (as amended, the "APA"), by and between U.S. TelePacific Corp., a California corporation ("Buyer"), and Pac-West Telecomm, Inc., a California corporation ("Seller") and (ii) Transition Services Agreement, made as of December 17, 2004 (the "TSA"), by and between Buyer and Seller. Unless otherwise provided herein, capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the APA. The effective date of this letter agreement is September 30, 2005.

This letter agreement is intended to set forth the agreements of the parties to resolve certain disputed matters arising out of the APA and to amend and modify the TSA in accordance with Section 9.1 thereof.

1. Accounts Receivable Reconciliation. Buyer hereby agrees to pay to Seller, prior to the close of business on October 11, 2005, an amount equal to One Million Two Hundred Thirty Six Thousand Eight Hundred Fifty Seven and 47/100 dollars ($1,236,857.47) (the "A/R Payment"), by wire transfer of immediately available funds to the account designated by Seller. Buyer and Seller agree that such payment shall constitute full performance by Buyer of its obligations under Section 1.9 of the APA and that, upon such payment being made, neither Buyer nor Seller shall have any further liabilities or obligations under Section 1.9 of the APA, or any further liabilities or obligations arising out of or relating to Accounts Receivable under any other term or provision of the APA or any document delivered in connection with the Closing thereof.

2. Mutual Release. Effective upon Seller's receipt from Buyer of the A/R Payment and the Buyer Owed Amount, each of Buyer and Seller hereby releases and forever discharges the other and its respective officers, directors, affiliates, successors and assigns of and from any and all debts, demands, actions, causes of action, claims, suits, damages, costs, loss of services, expenses, and compensation of every kind and nature whatsoever, whether known or unknown, anticipated or unanticipated, in law or in equity, that Buyer or Seller (as the case may be) and/or any of its successors and assigns has, had or may have had (i) under Section 1.9 of the APA or (ii) under any other term or provision of the APA, or any document delivered in connection with the Closing thereof, with respect to Accounts Receivable.

3. Seller Release. Effective upon Seller's receipt from Buyer of the A/R Payment and the Buyer Owed Amount, Seller hereby releases and forever discharges Buyer and its officers, directors, affiliates, successors and assigns of and from any and all debts, demands, actions, causes of action, claims, suits, damages, costs, loss of services, expenses, and compensation of every kind and nature whatsoever, whether known or unknown, anticipated or unanticipated, in law or in equity, that Seller and/or any of its successors and assigns has, had or may have had with respect to any payment obligations or liabilities of Buyer under the TSA through and including August 31, 2005.

4. TSA Amendment and Modification. Buyer and Seller hereby agree that, notwithstanding anything to the contrary in the TSA:

    (a) The Network Related Services Cap shall be eliminated, and Sections 3.1(d) and 3.1(e) of the TSA, and all references thereto, shall be deleted from the TSA and all Exhibits and Schedules thereto.

    (b) Seller shall furnish Buyer with a credit in an amount not to exceed one hundred sixty-six thousand six hundred sixty-seven dollars ($166,667) per invoice on the monthly invoice delivered in accordance with Section 3.1(g) of the TSA in respect of Transition Services provided by Seller to Buyer for each of the calendar months of October, November and December of 2005.

    (c) Buyer shall pay all costs and expenses to the extent related to the DS-1 channels used or held for use in respect of Buyer's business on any DS-3, and Seller shall pay all costs and expenses to the extent related to the DS-1 channels used or held for use in respect of Seller's business on any DS-3.

(d) Buyer and Seller shall allocate the costs and expenses relating to those DS-3 circuits in Seller's network that are used or held for use for one or more of the respective customers of the businesses of each of Buyer and Seller and identified on Exhibit A (each, a "Shared DS-3") as follows:

(i) The quantity of unused DS-1 channels ("Unutilized DS-1s") is defined as 28 less the aggregate number of DS-1 channels used by the business of Buyer, less the aggregate number of DS-1 channels used by the business of Seller, less the number of DS-1 channels used or held for use with respect to "infrastructure" network services, including, but not limited to, FG-D and 911 services.

(ii) If each of Buyer and Seller has at least 1 DS-1 channel used by their respective businesses, Buyer and Seller shall each pay 50% of all costs and expenses related to Unutilized DS-1s (by way of example only: if a Shared DS-3 had 10 out of 28 DS-1 channels in use, with Buyer using 8 such DS-1 channels and Seller using 2 such DS-1 channels, Seller will invoice Buyer for, and Buyer would be responsible for paying, (A) 8/28ths of the costs and expenses relating to the Shared DS-3 for the DS-1 channels used by Buyer, plus (B) 9/18ths of costs and expenses relating to the Shared DS-3 representing 50% of costs and expenses relating to the 18 Unutilized DS-1's).

(iii) If Buyer has at least 1 DS-1 channel used by its business and Seller has no DS-1 channels used by its business, Buyer shall pay 100% of all costs and expenses related to Unutilized DS-1s.

(e) Notwithstanding anything in this letter agreement to the contrary, (i) "infrastructure" network services, including, but not limited to, FG-D and 911 services, shall continue to be allocated and billed pursuant to the TSA, and (ii) none of Seller's termination liability, including early termination charges, termination liability adjustments and/or obligations with respect to minimum revenue commitments that may arise under any of Seller's agreements, shall be the responsibility of Buyer, provided that this provision shall not modify the parties' obligations under Section 2.10 of the TSA or Section 1.3 of Exhibit 3.1(d) of the TSA.

(f) Using the allocation methodology set forth in Section 3(c) above, Seller has re-calculated the allocation of the costs and expenses during the period from and including March 11, 2005 through August 31, 2005 (the "Shared Cost Period") which relate to any and all DS-3 circuits that are presently Shared DS-3s, or that would have been Shared DS-3s at any time during the Shared Cost Period, which re-calculation results in Buyer being allocated a portion of such costs and expenses equal to Three Hundred Ninety Seven Thousand Six Hundred Eighty Six and 60/100 dollars ($397,686.60) (the "Buyer Owed Amount"). Buyer shall pay the Buyer Owed Amount to Seller, prior to the close of business on October 11, 2005, by wire transfer of immediately available funds to the account designated by Seller. Upon such payment being made, Buyer shall have no further liability or obligation with respect to costs and expenses of Shared DS-3s in respect of the Shared Cost Period.

(f) The TSA shall be deemed amended to the extent necessary (but only to the extent necessary) to effectuate the terms of this letter agreement. To the extent of any conflict between the TSA and this letter agreement, this letter agreement shall prevail.

5. License Agreement. Buyer and Seller shall negotiate in good faith a perpetual, non-exclusive, royalty-free license for Buyer to use internally Seller's MSR software (including source code), which is the trouble ticketing system currently provided by Seller under the TSA. The license will include a knowledge qualified warranty that, except as may be disclosed in the license agreement, the licensed software does not infringe any intellectual property and that the Seller has not granted any exclusive rights to the software that would conflict with the license to be granted to Buyer. For purposes of this warranty, knowledge will mean the actual knowledge of specified individuals after reasonable inquiry of its employees. Any breaches of this warranty will be subject to a $25,000 cap. Except for the foregoing warranty, the software will be licensed "as is" with no warranties of any kind, and Seller will not provide any maintenance or support for the software. The license will not include any third-party software incorporated into or necessary for use of the software, and will not include any other systems with which the MSR software currently interacts (such as Seller's customer maintenance system). In connection with the license, Seller agrees to provide to Buyer one month of training and consulting time of one of Seller's information technology employees or consultants in order to train and assist Buyer in understanding and implementing the MSR system. Buyer shall be required to provide Seller ninety (90) days written notice prior to Seller's delivery of such services. Buyer shall be responsible for all reasonable travel expenses of such individual.

6. Miscellaneous. Each of the APA and TSA, and their respective terms and conditions, and all exhibits thereto and agreements delivered thereunder, shall remain in full force and effect, except as otherwise expressly provided herein. This letter agreement may be amended, modified and supplemented only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this letter agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any agreements contained herein. The waiver by any party hereto of a breach of any provision of this letter agreement shall not operate or be construed as a waiver of any subsequent breach. All costs and expenses incurred in connection with this letter agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. This letter agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

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If you are in agreement with the foregoing, please sign and date the enclosed copy of this letter agreement in the space indicated below and return it to me.

Sincerely,

/s/ Ravi Brar

Ravi Brar

AGREED AND ACKNOWLEDGED
this 7th day of October 2005:

U.S. TELEPACIFIC CORP.

_/s/ Richard A. Jalkut_____

By:_Richard A. Jalkut_____

Its:__CEO_____

cc: General Counsel, U.S. TelePacific Corp.
        Bradford P. Weirick

EXHIBIT A

SHARED DS-3'S

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